Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296734

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 18, 2026)

SU GROUP HOLDINGS LIMITED

Resale of Class A Ordinary Shares by the Selling Shareholders

This prospectus supplement (this “Supplement”) updates and supplements the prospectus dated June 18, 2026 (the “Prospectus”), which forms part of our Registration Statement on Form F-1 (File No. 333-296734). This Supplement should be read together with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

This Supplement is being filed to update the Prospectus to reflect (i) the reduction of the exercise price of the Warrants from US$5.50 to US$0.87 per Class A ordinary share effective June 17, 2026, (ii) the effect of the Company’s 1-for-5 reverse share split of its Class A ordinary shares, effective August 6, 2026, on the Warrants and the securities covered by the Registration Statement, and (iii) amendments entered into with the holders of the Warrants on August 21, 2026 that reduced the Exercise Price and Exercise Price Floor to US$0.70 per Class A ordinary share and made a one-time adjustment to the number of Class A ordinary shares issuable upon exercise of the Warrants (the “Warrant Shares”).

Except as expressly supplemented by this Supplement, the Prospectus remains unchanged. To the extent information in this Supplement is inconsistent with information in the Prospectus, the information in this Supplement supersedes the inconsistent information in the Prospectus.

WARRANT ADJUSTMENTS AND REVERSE SHARE SPLIT

June 17, 2026 Exercise Price Adjustment. The Warrants were originally issued on May 13, 2026 with an exercise price of US$5.50 per Class A ordinary share. Effective June 17, 2026, the Company, with the requisite approval of the holders of the Warrants, reduced the exercise price of the Warrants to US$0.87 per Class A ordinary share. The US$0.87 amount also represented the Initial Exercise Price Floor under the Warrants prior to giving effect to the reverse share split described below.

August 6, 2026 Reverse Share Split. On August 6, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares. Pursuant to the terms of the Warrants, the exercise price of the Warrants (the “Exercise Price”) and Initial Exercise Price Floor were adjusted from US$0.87 to US$4.35 per Class A ordinary share and the number of Warrant Shares then outstanding was proportionately reduced by a factor of five, such that the aggregate exercise proceeds represented by the Warrants were preserved, subject to rounding and the other terms of the Warrants.

Unless otherwise indicated, share amounts and per-share amounts in this Supplement are stated on a post-reverse-split basis; references to “pre-consolidation equivalent” Warrant Shares are expressly identified as such.

August 21, 2026 Warrant Amendments. On August 21, 2026, the Company entered into amendments with the holders of the Warrants (the “Warrant Amendments”). For purposes of the Warrant Amendments, the Company and the holders agreed to use the holder-specific pre-consolidation equivalent Warrant Share balances reflected in the Company’s warrant exercise records as of August 10, 2026. In the aggregate, those balances represented 34,370,035 Warrant Shares at an exercise price of US$0.87 per share, representing aggregate potential cash exercise proceeds of approximately US$29,901,930.45.

Pursuant to the Warrant Amendments, the Exercise Price and Initial Exercise Price Floor were each reduced to US$0.70 per Class A ordinary share. In connection with that reduction, the number of Warrant Shares was adjusted on a holder-by-holder basis so that the aggregate exercise proceeds represented by each holder’s agreed pre-consolidation equivalent Warrant Share balance at US$0.87 per share are substantially preserved. The adjusted Warrant Share amount for each holder is calculated by multiplying the applicable pre-consolidation equivalent Warrant Share balance by US$0.87 and dividing the resulting aggregate exercise proceeds by US$0.70.

Applying this methodology, the Warrants are exercisable for approximately 42,717,046 Warrant Shares in the aggregate at an Exercise Price of US$0.70 per Class A ordinary share, representing aggregate potential cash exercise proceeds of approximately US$29,901,932.20, subject to rounding, the beneficial ownership limitations and the other terms of the Warrants and the Warrant Amendments.

EFFECT ON THE RESALE REGISTRATION STATEMENT

The Prospectus originally related to the resale of up to 38,317,241 Class A ordinary shares issuable upon exercise of the Warrants. This Supplement does not register any additional Class A ordinary shares and does not increase the number of securities covered by the Registration Statement.

As a result of the 1-for-5 reverse share split, the number of undistributed Class A ordinary shares covered by the Registration Statement was proportionately reduced in accordance with Rule 416(b) under the Securities Act of 1933, as amended. The number of Class A ordinary shares currently available for resale by any Selling Shareholder under the Prospectus, is therefore subject to the reverse share split and any prior resales made under the Registration Statement.

The approximately 42,717,046 Warrant Shares described above represent the aggregate contractual Warrant Share entitlement following the Warrant Amendments and should not be read as the number of Class A ordinary shares registered for resale under the Prospectus. Any Warrant Shares that are not covered by an effective registration statement are not being offered for resale pursuant to the Prospectus.

The Warrant Amendments provide that, unless the Company and the applicable holder otherwise agree in writing, a holder may not exercise its Warrant, and the Company is not required to issue Warrant Shares upon exercise, to the extent such exercise and issuance would result in Warrant Shares being issued in excess of the registration coverage then available to such holder under an effective registration statement, after giving effect to any applicable share split or combination and any prior resales, as determined by the Company in good faith. Warrant Shares that are not then exercisable solely as a result of this limitation remain outstanding and become exercisable when and to the extent sufficient registration coverage becomes effective.

POTENTIAL DILUTION AND WARRANT EXERCISES

If additional registration coverage becomes effective and holders exercise the Warrants, the issuance of a substantial number of additional Class A ordinary shares may result in significant dilution to existing shareholders. There can be no assurance that any holder will exercise any Warrants or that the Company will receive any proceeds from exercises of the Warrants.

Investing in our securities involves risks. See “Risk Factors” beginning on page 18 of the Prospectus and the other information contained in the Prospectus and this Supplement before making an investment decision.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 26, 2026.